UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 21 July, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 21 July 2026: Business Performance Metrics for the year ended 30 June 2026

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

BUSINESS PERFORMANCE METRICS FOR THE YEAR ENDED 30 JUNE 2026

Sasol has published its business performance metrics for the year ended 30 June 2026 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results.

During FY26, we focused on the factors within our control, prioritising safety, operational performance, cost and capital discipline. We leveraged our integrated value chains across regions, ensuring reliable energy and chemical product supply amidst the Middle East (ME) conflict. Supported by stronger production performance and a more supportive macroeconomic backdrop during the last quarter of the financial year, the business delivered within or above our market guidance across all our production and sales metrics, demonstrating clear progress towards strengthening the foundation business. We continued to advance our strategic initiatives across the business, designed to enhance resilience, improve competitiveness and support long-term value creation.

Safety
Safety remains our foremost value. While key safety indicators improved during the year and safety performance in the fourth quarter was encouraging, the two tragic fatalities earlier in FY26 are a stark reminder of the critical importance of safety in everything we do. We are committed to strengthening our safety culture across the business.

Business performance
In Southern Africa, Secunda Operations (SO) achieved its highest annual production in the past five years, exceeding market guidance. This performance was underpinned by the successful implementation of the destoning project, which kept average sinks below the market guidance range of 12 - 14%, together with increased natural gas availability and stable operations at SO during the quarter. Natref maintained strong operational performance in the quarter and continued to play a critical role in South Africa's fuel supply and energy security. ORYX GTL remained offline following earlier gas supply disruptions, with restart activities dependent on stable operating conditions in the region.

FY26 liquid fuels sales volumes were higher than the prior year, with higher refining margins positively impacting earnings, partially offset by hedging losses related to crude oil purchases.

However, sales volumes for the quarter were impacted by higher fuel price volatility alongside elevated fuel imports into the South African market, which resulted in higher inventory levels. Chemicals Africa revenue increased in the quarter, supported by higher pricing, partly offset by lower Base Chemicals sales volumes due to planned shutdowns, with overall volumes at the higher end of market guidance.

In the International Chemicals (IC) business, our strategic reset initiatives progressed during the quarter, strengthening operational resilience and positioning the business to benefit from the favourable market conditions. In America, the business benefited from significantly higher market pricing and stable production performance. In Eurasia, revenue increased due to proactive management of cost pass-through to support margins, while sales volumes were lower than the previous quarter following the force majeure on certain products where feedstocks were constrained due to the ME conflict. As a result, IC Adjusted EBITDA is expected to exceed our market guidance range of US$375 - 450 million.

We continue to proactively manage our exposure to oil price and currency volatility through our group hedging programme, ensuring downside protection while retaining upside participation. The FY27 oil hedging programme is complete while the FY27 ZAR/USD hedging programme is still underway.

Business updates
Strengthen the foundation business:

- Sasol submitted its Maximum Gas Price application to NERSA (National Energy Regulator of South Africa) for FY27 – FY30, with the regulatory outcome pending.
- In response to constrained n-paraffin and LAB (Linear Alkylbenzene) availability in the global market, Sasol has initiated the restart of its paraffin production unit in Augusta, Italy, which was previously mothballed. The restart, expected in H1 FY27, reflects Sasol's customer-centric approach, operational agility and commitment to reliable supply.
- As part of our IC strategic reset, we continue with the phased implementation of our modern ERP (Enterprise Resource Planning) system, with the rollout in Germany commencing in July 2026.

Grow and Transform:

- Sasol continued to advance its renewable energy programme, with 330 MW brought online during the quarter. This increased operational renewable energy capacity to more than 500 MW of the over 1,2GW secured. This supports Sasol's emissions reduction objectives, improves competitiveness of our Southern African operations and enables continued commercial market development.
- Sasol continues with its Advanced Materials chemicals growth strategy through a targeted €60 million final investment decision in Brunsbüttel (Germany), aimed at expanding specialty alumina capabilities and supporting future demand in high-value end markets. Beneficial operation is expected in FY29.
- Sasol and Topsoe have agreed to prepare for the operational wind-down of the Zaffra joint venture, while continuing their collaboration on sustainable aviation fuel (SAF) technology.

Outlook
Our FY26 financial metrics are expected to be in line with or exceed guidance, with the exception of net working capital which was higher at year-end due to higher pricing resulting from the ME conflict and fuels inventory build, which will support supply in Q1 FY27 during the Natref shutdown, reducing fuel imports. Looking ahead, the operating environment is expected to

remain volatile, driven by ongoing geopolitical uncertainty in the ME and evolving market dynamics. We remain focused on maintaining operational continuity, supporting our customers and proactively responding to changing market conditions.

More details on our FY26 financial results and outlook for FY27 will be provided on 1 September 2026 with the FY26 Results release.

21 July 2026
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer- Forward-Looking Statements

Sasol may, in this document, make certain statements that are not historical facts that relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 29 August 2025 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Forward looking statements, financial information and targets included in this statement have not been reviewed or reported on by Sasol's auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 July 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary